Exhibit 11.2

YOUDAO, INC.

INSIDER TRADING POLICY

(Adopted by the Board of Directors on November 17, 2020)

I.	Introduction.

Youdao, Inc. (the “Company”) has American depositary receipts, representing the Company’s ordinary shares, traded on the New York Stock Exchange (“NYSE”) in the United States. The laws of the U.S. prohibit “insider trading.”

In view of the responsibilities and potential liabilities arising under the U.S. federal and state securities laws with respect to the use and disclosure of confidential information, the Board of Directors of Company has established the following procedures and guidelines (the “Policy”). The Policy is designed to:

1.	Identify important corporate information as it develops;

2.	Centralize responsibility for determining the materiality of such information and whether, when, and how such information is to be disclosed;

3.	Enforce prohibitions against the misuse or selective disclosure of confidential information by employees; and

4.	Provide information and education to employees regarding their individual responsibilities under the prohibition of “insider trading” under the U.S. securities laws.

The Policy is to be delivered to all new employees and consultants on the commencement of their relationships with the Company, and is to be circulated to all employees at least annually. Unless otherwise expressly designated, the term “employee(s) of the Company” used herein includes “employee(s)” of any of the Company’s subsidiaries and controlled entities. The Policy applies to all directors, officers, employees and consultants of the Company, whether such individuals work or reside in China, the U.S. or any other country, region or territory.

No director, officer, or employee of the Company should trade or recommend trading in any securities of the Company at a time when he or she is in possession of material inside information. What constitutes “material” is discussed below. Similarly, trading in securities of a corporation about which a person has material inside information because of the corporation’s business with the Company is prohibited. One’s family members and close acquaintances might be presumed to have his or her knowledge. These persons are also prohibited from trading at times when he or she has knowledge of material inside information. Legal liabilities for violating insider trading laws include criminal penalties, the payment of civil damages to class action plaintiffs, and injunctions. Litigation is not only expensive but is also embarrassing for the company and the individuals involved.

II.	Procedures and Guidelines.

A.	Procedures Regarding Disclosure of Information.

1. Information Officer. The Company has appointed an executive officer or manager to act as “Information Officer,” who shall in turn designate other officers or senior level employees in each department or operating group to be responsible for ensuring that the Information Officer is aware of developments within that department or group which may be material. The current Information Officer is the Company’s Vice President of Capital Markets.

2. Outside Requests for Information. All requests for information, comments, or interviews (other than routine product inquiries) made to any officer, director or employee of the Company should be directed to the Information Officer, who will clear all proposed responses. It is anticipated that most questions raised can be answered by the Information Officer or another Company representative to whom the Information Officer refers the request. It is generally appropriate not to comment on expected future financial results. All communications with representatives of the media and securities analysts shall be directed to the Information Officer.

3. Identifying Material Information. As information concerning the Company or the market for the American Depositary Shares or other securities of the Company (the “Company Securities”) which may be material arises within a department or operating group, it shall be promptly and fully disclosed by the designated employee to the Company’s Information Officer. The current designated employee is the manager of each department or group.

4. Determination of Materiality. The Information Officer shall make a prompt determination, consulting legal counsel as necessary, as to whether or not the information is “material.” Materiality generally is defined as all information which could be expected to affect the investment decision of a reasonable investor or significantly alter the market price of the stock. By way of example, the following list sets forth types of information which are generally regarded as material:

•	Financial results or projections;

•	Changes in financial condition or asset value;

•	Negotiations for the acquisition or disposition of significant subsidiaries or assets;

•	Significant new contracts or the loss of a contract;

•	Significant increases or decreases in key operating metrics of the Company’s apps or services, or the level of commercial activity on such apps and services;

•	Significant pricing changes;

•	Significant new products or services;

•	Significant product or service defects or modifications;

•	Significant marketing plans and changes in such plans;

•	Capital investment plans and changes in such plans;

•	Material litigation, administrative actions or governmental investigations or inquiries concerning the Company or any of its affiliated companies, officers or directors;

•	Major financing or borrowings;

•	New equity or debt offerings;

•	Significant personnel changes;

•	Changes in accounting methods and write-offs; and

•	Any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

5. Determination to Disclose or Withhold Information. If the information is material, the Information Officer may authorize immediate release of the information unless it is determined that disclosure is not legally required and would be detrimental to the Company. If disclosure is authorized, the form and content of all public disclosures shall be approved by the Information Officer and the Company’s legal counsel. If disclosure is to be deferred, instructions shall be immediately given that such information is not to be disclosed or discussed except on a strict “need-to-know” basis.

6. Non-disclosure of Material Information. Material non-public information may not be disclosed to anyone, including friends, relatives and acquaintances, except for corporate personnel who have a clear need to know the information in order to fulfill their responsibilities. Moreover, one may not buy or sell Company Securities or advise others to do so until such information has been publicly disclosed.

Employees should use these guidelines in responding to routine questions which may arise in the course of performing their normal duties for the Company. The guidelines should also be followed on those limited occasions when responses to non-routine questions are referred to someone other than the Information Officer for response.

You can discuss or explain, without being concerned about “materiality,” information that has been published and widely disseminated, such as that contained in:

•	the Company’s reports to shareholders;

•	annual or other reports, documents or filings submitted to the U.S. Securities and Exchange Commission and/or the NYSE;

•	proxy statements and previously released press releases.

In each of the above three cases, what you say must be stated in a manner that will not affect the manner or tone in which the information is being presented. In the event of any doubt, please contact the Information Officer before making any disclosure.

You can discuss routine aspects of the Company’s business involving its products, services, employees and customers.

You can discuss general industry and economic trends.

You can discuss information, even though not listed above, which clearly is insignificant in terms of past, present or presently anticipated capital expenditures, sales and earnings.

You should not discuss, unless it has been publicly announced and widely disseminated in the media, any of the following:

•	Actual or projected sales, earnings, significant capital expenditures or significant borrowings;

•

Any action or event which had or is likely to have a significant effect on the Company’s anticipated annual sales or earnings, or which may result in a special or extraordinary charge against earnings or capital; or

•	Any non-routine action or event such as the items listed on page 2 hereof.

You should not discuss any of the types of prohibited information described on pages 2 and 3 which you may have learned about other companies because of special relationships with them, such as major customers or potential customers, joint venture partners, or acquisition or merger candidates.

You should not discuss significant non-business matters affecting the market for Company Securities, such as a forthcoming research recommendation by a major brokerage firm, listing or delisting of any Company Securities, or the intention of any party to buy or sell an abnormal amount of Company Securities.

7. Corrective Action. If any potentially material information is inadvertently disclosed, any officer, director or employee should notify the Information Officer immediately so that the Company can determine whether or not corrective action, such as general disclosure to the public, is warranted. Employees and recently hired directors and officers should be periodically reminded of this policy.

B.	Procedures Regarding Trading in Company Securities.

1. Inside Information. No officer, director or employee may trade in Company Securities if he or she has knowledge of material information concerning the Company which has not been widely disseminated to the investing public. In general, this will require waiting for at least twelve hours, which such twelve hour period shall include in all events at least one full Trading Day on the NYSE after public disclosure of the information by the Company. For these purposes, the term “Trading Day” is defined as a day on which the NYSE is open for trading. NYSE’s core trading hours are from 9:30 a.m. to 4:00 p.m., New York City time, Monday through Friday.

2. Limited Trading Period. No officer, director or employee shall trade, without prior clearance by the Information Officer, during any period designated as a “limited trading period,” regardless of whether he possesses inside information. The Information officer may declare limited trading periods at the times that he or she deems appropriate, and need not provide any reason for making a declaration.

3. Trading Window. Assuming that neither Item 1 nor Item 2 above applies, all Covered Persons (being the officers, directors and employees of the Company and its subsidiaries and controlled entities) shall not be permitted to conduct transactions involving the purchase or sale of the Company Securities other than during the “Trading Window”: the period in any fiscal quarter commencing at 6:00 p.m., New York City time, on the second Trading Day following the date of public disclosure of the financial results for the prior quarter or year, and ending at 6:00 p.m., New York City time, on the last day of each quarter (March 31, June 30, September 30 and December 31). If public disclosure occurs on a Trading Day more than four hours before the markets close, then such date of disclosure shall be considered the first Trading Day following such public disclosure.

For an example of how these rules work, the following table shows the dates and times for the closing of each Trading Window as well as indicative opening dates and times for illustrative purposes only, based on assumed dates/times for the announcements of the Company’s quarterly and year-end financial results (shown in brackets in red in the table below). The actual dates/times for such announcements vary from year to year, and therefore the actual end of the blackout periods and commencement of open trading windows may be earlier or later than the following.

Close of Trading Window		End Date of Blackout / Opening of Trading Window

(end of each quarter)		(two NYSE Trading Days after earnings release)
New York Time	Beijing Time(1)

June 30 at 6:00 p.m.	July 1 at 6:00 a.m.	Assume earnings announcement released at: 10:00 a.m. on Thursday, August 12, 2021 (BJ time) / 10:00 p.m. on Wednesday, August 11, 2021 (New York time), then blackout ends at

6:00 a.m. on Saturday, August 14, 2021 (BJ time) / 6:00 p.m. on Friday, August 13, 2021 (New York time)

Assume earnings announcement released at:

7:30 p.m. on Thursday, August 12, 2021 (BJ time) /

7:30 a.m. on Thursday, August 12, 2021 (New York time),

then blackout ends at

6:00 a.m. on Saturday, August 14, 2021 (BJ time) /

6:00 p.m. on Friday, August 13, 2021 (New York time)

(1)	Please note that the time difference between New York and Beijing may vary depending on if/when the U.S. switches between standard time and daylight savings time.

Even during this Trading Window, any person possessing material non-public information concerning the Company should not engage in any transactions in Company Securities until such information has been known publicly for at least twelve hours, which such period shall include in all events at least one full Trading Day on the NYSE. Trading in Company Securities during the Trading Window should not be considered a “safe harbor,” and all Covered Persons should use good judgment at all times. In the event that you have any doubts as to whether or not you have material non-public information, and whether or not you may buy or sell Company Securities, you must ask the Information Officer or another officer or senior level employee of the Company designated by the Information Officer, who will provide an answer, or obtain one from an appropriate officer of the Company or legal counsel.

The Board, in its sole discretion, may approve additional open window periods from time to time.

From time to time, the Company may require that directors, officers, selected employees and others suspend trading because of developments known to the Company and not yet disclosed to the public. In such event, such persons may not engage in any transaction involving the purchase or sale of the Company’s securities for the recommended period and should not disclose to others the fact of such suspension of trading.

4. Notification of Trades. Upon making any trade in the Company Securities, even during the Trading Window, all officers and directors of the Company and all managers of each department of the Company must notify the Information Officer in writing. Such notice shall set forth (a) the date or dates of the relevant transaction, (b) the number of Company Securities that were subject to such transaction, (c) the price or prices at which Company Securities were bought or sold in such transaction, (d) whether such transaction consisted of a purchase or a sale and (e) whether such transaction was effected in any manner other than on the NYSE. If such transaction consisted of other than a purchase or sale on the NYSE, such notice shall describe in detail the applicable circumstances. (The Company need not receive any notice with respect to the exercise of an option granted under the Company’s equity incentive and option plans, other than the notices and other documents, if any, required under the terms of such plans.) The Company notes that purchasing and selling options to buy or sell the Company’s securities, except for options granted under the Company’s option plans, is generally inappropriate, and the Company reserves the right to scrutinize the circumstances of any such transaction in detail.

5. Directors and Executive Officers — Short-Swing Transactions. Short-term trading of the Company’s securities may be distracting to the person and may unduly focus the person on the Company’s short-term share market performance instead of the Company’s long-term business objectives. For these reasons, any officer or director of the Company who purchases Company securities may not sell any Company securities of the same class during the six months following the purchase (or vice versa).

6. Individual Responsibility. Every officer, director or employee has individual responsibility to comply with this Policy, regardless of whether the Company has recommended a trading window to that individual or to any other insiders. Appropriate individual judgment should be exercised in connection with any trade in the Company Securities. An insider of the Company may, from time to time, have to forego a proposed transaction in the Company Securities even if he or she planned to make the transaction before learning of the inside information and even though the insider believes he or she may suffer an economic loss or forego anticipated profit by waiting.

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Violation of this Policy, in addition to being a material breach of your duties to the Company, is also likely to be a violation of U.S. federal and state securities laws, and may also violate the laws of any other country in which you work or reside. As a result, such violations may cause you to incur both civil and criminal liability (including the possibility of imprisonment), and could cause substantial embarrassment and other damages to the Company.

Please note that the fact that you are a citizen and/or a resident of one country will not necessarily insulate you from liability for any violations of the laws of another country. For example, in many instances, a PRC citizen may be sued, prosecuted and imprisoned on account of a violation of U.S. law. Employees of the Company who violate this Policy shall also be subject to disciplinary action by the Company, which may include ineligibility for future participation in the Company’s stock incentive plans or adjustment of employment status in cases where the Company has a reasonable basis to conclude that this Policy has been violated. The Company reserves the right to determine, in its own discretion and on the basis of information available to it, whether this Policy has been violated. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action. Please note that the Company will cooperate with all relevant law enforcement authorities in connection with the investigation or prosecution of any actual or possible violation of the Policy or applicable law.

If you have any questions as to the application of the Policy, please do not hesitate to contact the Information Officer.

ATTACHMENT

YOUDAO, INC.

PROCEDURES FOR IDENTIFICATION AND DISCLOSURE OF

MATERIAL INFORMATION BY THE COMPANY

This memorandum is being distributed to officers and employees of Youdao, Inc. who have or share responsibility with respect to the collection or dissemination of material information regarding Youdao’s business and affairs.

1. Reporting of Information to the Information Officer.

As information concerning the Youdao, Inc. and its subsidiaries and affiliates (collectively, the “Company”) which may be material arises within a department or organizational group, it should be promptly and fully disclosed by the designated employee to the Information Officer, who is currently the Company’s Vice President of Capital Markets. “Material information” is information that could be expected to affect the investment decision of a reasonable investor, or to significantly alter the market price of the Company’s securities. Materiality can be a difficult question, depending largely on the facts of each case. Therefore, if there is any question as to whether certain information is material, it should be reported to the Information Officer. The ultimate decision as to whether or not information is material shall be made by the Information Officer, not by the individual departments or personnel.

By way of example, the following list sets forth types of information which are generally regarded as material, and which should be reported to the Information Officer:

•	Financial results or projections;

•	Changes in financial condition or asset value;

•	Negotiations for the acquisition or disposition of significant subsidiaries or assets;

•	Significant new contracts or the loss of a contract;

•	Significant increases or decreases in key operating metrics of the Company’s apps or services, or the level of commercial activity on such apps and services;

•	Significant pricing changes;

•	Significant new products or services;

•	Significant product or service defects or modifications;

•	Significant marketing plans and changes in such plans;

•	Capital investment plans and changes in such plans;

•	Material litigation, administrative actions or governmental investigations or inquiries concerning the Company or any of its affiliated companies, officers or directors;

•	Major financing or borrowings;

•	New equity or debt offerings;

•	Significant personnel changes;

•	Changes in accounting methods and write-offs; and

•	Any substantial change in industry circumstances or competitive conditions which could significantly affect the Company’s earnings or prospects for expansion.

Pending review by the Information Officer of information reported to him or her, no employee shall discuss or disclose such information with or to any other employee or outside contact unless such individual has a clear right and need to know such information in order to fulfill job responsibilities. Under no circumstances should any employee discuss such information with family, relatives, or business or social acquaintances.

2. Review by Information Officer.

The Information Officer will review all information submitted and make a prompt determination as to whether or not the information is material. If the Information Officer determines that the information is not material, all departments or organizational groups shall be so advised, and no limitations on disclosure or trading need be imposed.

3. Making the Announcement.

To ensure prompt, accurate disclosure of material information presented in proper perspective, the following guidelines should be adhered to:

a. Disclosure of material information should only be made after approval by the Information Officer. Every announcement should be reviewed by a Company official having familiarity with the matters being disclosed and by legal counsel. Particularly with respect to press releases and other similar public statements, the Company’s outside counsel can provide valuable assistance in making the public disclosure in a manner that will substantially reduce the Company’s risk of liability for misstatements or omissions. Among other things, outside counsel can provide advice as to how the U.S. securities laws can enable the Company to make cautionary statements regarding forward-looking information that can reduce its risk of liability if any of its business development or other plans are not successfully completed as disclosed in the Company’s public communications.

b. Voluntary disclosure should be approached with caution since U.S. legal systems have recognized an ongoing duty by publicly-held corporations to revise previous disclosures even if accurate when made. Recent decisions suggest that the duty to correct a specific prior statement exists as long as traders in the market could reasonably rely on the statement.

c. Once the decision to disclose has been made, the announcement should include all details necessary to understand the information. All publicly disclosed information must be kept accurate and up-to-date. Significant changes or developments affecting such information should be announced promptly. If, despite precautions, information that has been publicly disclosed is inaccurate or incomplete, a corrected statement should be issued promptly on at least as widespread a basis as the original disclosure.

d. Public announcement of favorable material information may also need to include any material adverse information not previously disclosed.

e. Important releases should be marked “for immediate release.” Developments of particular significance should be given to the press by telephone, e-mail, and/or hand delivery, not merely by mail. Announcements should be provided to the major financial and general wire services, to one or more of the general circulation newspapers in cities having a major interest in the Company, and to the NYSE and to any other any stock exchange on which the Company’s securities may be listed. Trading by the Company and insiders should be delayed after the public announcement for at least twelve hours, which such period shall include in all events at least one full Trading Day on the NYSE.

f. In order to permit evaluation before trading commences, information of major significance should, where possible, be released other than during market hours. The NYSE requires NYSE issuers to notify the NYSE as to the release of material information at least 10 minutes before it is released to the public through the news media.1

g. Only a limited number of specifically designated persons should speak for the Company, and each press release should name the person to contact in the Company regarding the release.

4. Additional Disclosure Guidelines.

Any release of information on behalf of the Company should be reviewed by the Information Officer prior to publication, to insure that disclosure is appropriate. In addition, outside requests and questions from the press, analysts, and the general public should always be directed to the Information Officer.

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Please contact the Information Officer immediately if you have any questions about this policy, or about how this policy applies to any particular set of facts.

[1]	The notification is typically handled by an issuer’s public relations firm.